Exhibit 12.1

GENCO SHIPPING & TRADING LIMITED
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars, except ratios)

	Six Months Ended June 30,		Year Ended December 31,			For the Period September 27, through December 31,
	2007		2006	2005		2004

Earnings:
Net Income	$33,558		$63,522	$54,482		$907
Add:
Interest Expense	7,298		9,694	10,737		242
Amortization of deferred financing costs	272	(A)	341	4,611	(B)	-

Earnings	$41,128		$73,557	$69,830		$1,149

Fixed Charges:
Interest expense	$7,298		$9,694	$10,737		$242
Amortization of deferred financing costs	272	(A)	341	4,611	(B)	-

Total fixed charges	$7,570		$10,035	$15,348		$242

Ratio of earnings to fixed charges	5.43x		7.33x	4.55x		4.75x

(A)
The Company refinanced its credit facilities on July 20, 2007, and this resulted in the write-off of unamortized deferred financing costs of $3,568 in the third quarter of 2007.  The write-off is not included in the calculation.

(B)	The Company refinanced its credit facility on July 29, 2005, which resulted in the write-off of unamortized deferred financing costs associated with the prior facility.